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Women-led
Imee's Kitchen

Mediterranean Restaurant

233 S. Wacker
Chicago, IL 60606
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Investment Opportunity

Data Room
Discussion
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THE PITCH
Imee's Kitchen is seeking investment to open a location.
First Location
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THE TEAM
Nicole Nassif
Owner

Nicole Nassif brings over 25 years of restaurant experience to Imee's Kitchen. Ms. Nassif gained this experience with established corporations such as Chuck E. Cheese's and The Bubba Gump Shrimp Company. Ms. Nassif had the opportunity to open over 100 restaurants worldwide, and directly supervise sales over $20 million. Ms. Nassif then went onto independent fine dining properties where she learned the administrative side of the business.

It was at Ms. Nassif's most recent company- Furious Spoon, under a Michelin starred Chef where she was introduced to the food hall concept. As the Senior Director of Operations and Development of the fast growing concept, she designed and operated multiple food hall units, most notably the opening of Revival Food Hall in the Loop.

Ms. Nassif can now take the position she has held for years, and translate it to Imee's Kitchen. That experience is what will set her, and Imee's, apart.

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A CULINARY TRIBUTE

Imee's will be a unique place where Chicago residents and visitors can experience these authentic flavors, as well as a piece of Lebanese culture.

At the root of Imee's are recipes from three remarkable women: Nicole's mother, her maternal grandmother, Sitti, and her paternal grandmother, Tata Nicole feels fortunate to have inherited their deep-rooted tradition of Lebanese home-cooking. Weaving a third generation of flavors together with theirs to create the menu for Imee's is the realization of a lifelong dream.
This is a preview. It will become public when you start accepting investment.
A CULINARY TRIBUTE

At the root of Imee's are recipes from three remarkable women: Nicole's mother, her maternal grandmother, Sitti, and her paternal grandmother, Tata Nicole feels fortunate to have inherited their deep-rooted tradition of Lebanese home-cooking. Weaving a third generation of flavors together with theirs to create the menu for Imee's is the realization of a lifelong dream.

Imee's will be a unique place where Chicago residents and visitors can experience these authentic flavors, as well as a piece of Lebanese culture.

This is a preview. It will become public when you start accepting investment.

OUR MENU

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Pre opening budget $141,000

Mainvest Compensation $9,000

Total $150,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,505,625	$1,656,187	$1,772,120	$1,860,726	$1,916,547
Cost of Goods Sold	$307,648	$338,412	$362,100	$380,205	$391,610
Gross Profit	$1,197,977	$1,317,775	$1,410,020	$1,480,521	$1,524,937

EXPENSES

Rent	$144,000	$147,600	$151,290	$155,072	$158,948
Utilities	$54,000	$55,350	$56,733	$58,151	$59,604
Salaries	$540,000	$593,999	$635,578	$667,356	$687,376
Insurance	$18,000	$18,450	$18,911	$19,383	$19,867
Equipment Lease	$4,800	$4,920	$5,043	$5,169	$5,298
Operating Profit	$437,177	$497,456	$542,465	$575,390	$593,844

This information is provided by Imee's Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

Mainvest Packet.xlsx

Imee's Willis Deck.pdf

Investment Round Status

$150,000

TARGET

$225,000

MAXIMUM

This investment round closes on May 11, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Imees Kitchen

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 2.5%-3.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2028

Financial Condition

No operating history

Imee's Kitchen was yet to commence operation. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical financials are not indicative of future performance

The historical financials displayed in this profile include consulting work done by the founder under the LLC being used for this Mainvest raise, and as such, are not indicative of the economics or performance of Imee's Kitchen

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Imee's Kitchen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Imee's Kitchen operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Imee's Kitchen competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Imee's Kitchen's core business or the inability to compete successfully against the with other competitors could negatively affect Imee's Kitchen's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Imee's Kitchen's management or vote on and/or influence any managerial decisions regarding Imee's Kitchen. Furthermore, if the founders or other key personnel of Imee's Kitchen were to leave Imee's Kitchen or become unable to work, Imee's Kitchen (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Imee's Kitchen and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Imee's Kitchen is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Imee's Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Imee's Kitchen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Imee's Kitchen

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Imee's Kitchen's financial performance or ability to continue to operate. In the event Imee's Kitchen ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Imee's Kitchen nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Imee's Kitchen will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Imee's Kitchen is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Imee's Kitchen will carry some insurance, Imee's Kitchen may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Imee's Kitchen could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Imee's Kitchen's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Imee's Kitchen's management will coincide: you both want Imee's Kitchen to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Imee's Kitchen to act conservative to make sure they are best equipped to repay the Note obligations, while Imee's Kitchen might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Imee's Kitchen needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Imee's Kitchen or management), which is responsible for monitoring Imee's Kitchen's compliance with the law. Imee's Kitchen will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Imee's Kitchen is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Imee's Kitchen fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Imee's Kitchen, and the revenue of Imee's Kitchen can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Imee's Kitchen to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Imee's Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Imee's Kitchen isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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